Exhibit 99.1

Organigram Launches “Indi”, an Indica-only Brand, and Three New Edison Indica Pre-rolls: Black Cherry Punch, Ice Cream Cake (I.C.C.) and Slurricane

Commitment to cannabis genetic research and development continues to drive Organigram’s product development program

MONCTON, New Brunswick--(BUSINESS WIRE)--March 30, 2021--Building on the Company’s ongoing genetic exploration and product development program, Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX: OGI) (NASDAQ: OGI), the parent company of Organigram Inc., a leading producer of cannabis, is pleased to announce the launch of two new recreational product offerings:

  Indi, one of Canada’s only cannabis brands dedicated exclusively to indica cultivars, and
  Edison Cannabis Co. (“Edison”) indica pre-rolls Black Cherry Punch, Ice Cream Cake (I.C.C.) and Slurricane

Indi: Speciality Brand Focused on Indicas

With the goal of curating a lineup of potent, interesting and celebrated indica cultivars, Indi has been created for discerning indica consumers. The indica-only product line addresses the number one reason consumers are likely to consume cannabis: to relax and unwind.i

Skyway Kush is the first strain in the Company’s Indi portfolio. The strain features a spicy, herbal, and diesel aroma with earthy undertones and top terpenes including Caryophyllene, Limonene, Myrcene, Humulene and Terpineol.

The product currently offers a tightly defined THC range between 20% and 23% THC flower. Likewise, all Indi flower is packaged in rooms with standardized humidity levels to adhere to Organigram’s freshness standards, and every Indi product is packed with a dual boost humidity pack to preserve freshness.

“Indi is Organigram’s ode to indicas and the potency, value and flavour they can offer adult consumers,” says Greg Engel, CEO, Organigram. “Our goal is to evolve Indi over time, including more indica strains and limited-time offerings, providing indica users with a curated collection of interesting indica products.”

Edison Cannabis Co. Indica Pre-rolls: Black Cherry Punch, Ice Cream Cake (I.C.C.) and Slurricane

Previously launched in the 3.5 g format, Edison indica strains including high potency Black Cherry Punch and Ice Cream Cake (I.C.C.) and full flavour Slurricane are now available in a package of three x 0.5 g pre-rolls. Produced on the Company’s world-class automated pre-roll equipment, multi-packs offer greater cost efficiency versus single pre-roll offerings.

All three strains feature a distinct phenotype profile, flavour and aroma as a result of being grown in one of Organigram’s strain specific micro-climates.

  Black Cherry Punch: Featuring a THC range of 18%-24%, Black Cherry Punch’s sweet and floral undertones balance its fruity flavour and aroma.
  Ice Cream Cake (I.C.C.): A bold and complex cultivar. This strain pairs 18%-24% THC with sweet, spicy, and savoury flavours.
  Slurricane: Couples full flavour with a strong 17%-23% THC range. It has rich notes of blueberries and cream with nutty, floral undertones.

Edison pre-rolls are packed with high-potency, evenly milled flower. Our flower is moisture controlled to ensure a fresh, flavourful and precision packed pre-roll product. Each Edison pre-roll also has a flush filter, optimizing airflow for a consistently smooth joint draw.

Research and Development

Genetics research continues to be the focus of Organigram’s product development strategy. Identifying, sourcing and developing new cannabis genetics helps the Company strengthen its product portfolio, and develop robust products with the strain-specific attributes consumers and retailers are looking for.

“We continue to build a genetic portfolio that differentiates us in the marketplace,” says Engel. “When we pair the physical properties, potency, and terpenes found in each plant with the strain’s preferred growing environment, we can optimize both the process and the quality of the product. In this way, Organigram will continue to bring the best products to market for both retailers and consumers.”

Both Indi flower and Edison pre-rolls are available at select retailers across the country.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Indi, SHRED and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

i CANNABIS PURCHASE DRIVERS RESEARCH REPORT, June 2020

Contacts

For Investor Relations enquiries:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries:
Marlo Taylor
mtaylor@gagecommunications.ca